SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

Commission file number:  0-1424

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADC Telecommunications, Inc.

Retirement Savings Plan

B.                                     Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

ADC Telecommunications, Inc.

Minnesota	41-0743912
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13625 Technology Drive Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code: (952) 938-8080

FINANCIAL STATEMENTS AND SCHEDULE

ADC Telecommunications, Inc. Retirement Savings Plan

Years Ended December 31, 2002 and 2001

ADC Telecommunications, Inc. Retirement Savings Plan

Financial Statements and Schedule

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

The Plan Administrator and Participants

ADC Telecommunications, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of ADC Telecommunications, Inc. Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and schedule are the responsibility of the Plan’s management.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 24, 2003

In accordance with amended rule 2-02 of Regulation S-X, this report is a copy of a previously issued Arthur Andersen report, which has not been reissued by Arthur Andersen.

Report of independent public accountants

To the Plan Administrator of ADC Telecommunications, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2001 and 2000, and the changes in its financial status for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financials statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
March 28, 2002

ADC Telecommunications, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash and cash equivalents	$—	$1,821
Investments, at fair value	217,317,014	296,358,856
Contributions receivable – employee	—	477,001
Contributions receivable – employer	—	295,399
	217,317,014	297,133,077
Liabilities
Overdraft payable	7,746	—
Net assets available for benefits	$217,309,268	$297,133,077

See accompanying notes.

ADC Telecommunications, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2002	2001

Net assets available for benefits, beginning of year	$297,133,077	$491,957,444
Increases (decreases) during the year:
Employee contributions	19,488,550	34,497,157
Employee rollover contributions	1,987,258	8,292,036
Total employee contributions	21,475,808	42,789,193

Employer contributions	14,195,087	34,260,516
Investment income	2,319,839	2,859,759
Net realized/unrealized depreciation in fair value of investments	(81,943,675)	(238,907,958)
Benefit distributions to participants	(35,870,868)	(35,825,877)
Net decrease during the year	(79,823,809)	(194,824,367)
Net assets available for benefits, end of year	$217,309,268	$297,133,077

See accompanying notes.

ADC Telecommunications, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Plan Description

General

ADC Telecommunications, Inc. Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic salaried employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

Plan Operations

American Express Trust Company (the Trustee) is the trustee and record-keeper of the Plan. ADC Telecommunications, Inc. is the plan sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administrative-related expenses are paid by the Company except for investment management fees which are netted against investment income. During 2002 and 2001, the Company paid $97,451 and $114,166, respectively, in expenses related to the Plan.

Eligibility

Employees in recognized employment, as defined, may contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan.

Contributions and Vesting

Under the provisions of the Plan, participants may elect to make contributions from 1% to 25% of their pretax earnings (1% to 15% prior to July 1, 2002). The Company matches 100% of an eligible participant’s contributions up to the first 6% of eligible compensation. The Company may also make performance match contributions. Amounts credited to the accounts of participants for employer or employee contributions are fully vested.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of investment management fees. Allocations are based on participant earnings on account balances, as defined. The Company’s matching contribution and performance contribution (if paid) are paid in cash and subsequently invested as directed by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Those participants whose employment terminates due to retirement, death, disability, or other reasons are entitled to a lump-sum distribution of a benefit equal to the amount credited to their account.

Participant Loans

A participant may obtain a loan generally up to the lesser of one half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate over a maximum of 15 years. Participants repay loans through payroll deductions.

As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of termination, the participants shall receive 100% of their account balances.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments are recorded at fair value. Common stock and mutual fund values are determined using quoted market prices. Common/collective funds are valued by the trustee based on the values of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value. Changes in the fair value of investments between years are included in “net realized/unrealized depreciation in fair value of investments” in the accompanying Statements of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Upon enrollment in the Plan, a participant may direct employee contributions in any of 13 investment options.

Investment securities, in general, are exposed to risks such as interest rate, credit, and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the participant account balances and statements of net assets available for benefits.

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2002	2001
ADC Telecommunications, Inc. common stock	$40,558,916	$86,700,846
American Century Income and Growth Fund	30,880,992	43,510,466
American Express Trust Stable Capital II Fund	42,595,835	37,399,653
Dodge and Cox Balanced Fund	24,323,363	22,898,395
Franklin Small/Mid Capital Growth Fund	30,837,137	37,019,461
Janus Overseas Fund	16,647,805	24,002,118

During 2002 and 2001, the Plan’s investments, including investments purchased and sold, as well as held during the year, (depreciated) appreciated in fair value as follows:

	Year Ended December 31
	2002	2001
Net realized/unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	$(32,276,665)	$429,121
Common/collective funds	(1,767,425)	(26,030,622)
Common stock	(47,899,585)	(213,306,457)
	$(81,943,675)	$(238,907,958)

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	December 31
	2002	2001
Investments, at fair value:
ADC Telecommunications, Inc. common stock	$—	$18,221,062

	Year Ended December 31
	2002	2001
Changes in net assets:
Net realized/unrealized depreciation in fair value of investments	$(8,769,145)	$(57,261,915)
Benefit distributions to participants	(845,580)	(2,395,724)
Transfers to participant-directed investments	(8,606,337)	—

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Subsequent Event

Effective April 1, 2003, the Company match was amended to be 50% of an eligible participant’s contributions up to the first 6% of eligible compensation.

Schedule

ADC Telecommunications, Inc. Retirement Savings Plan

EIN: 41-0743912

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Description of Investment	Current Value

ADC Telecommunications, Inc. common stock*	$40,558,916
American Century Income and Growth Fund	30,880,992
American Express Trust Stable Capital II Fund*	42,595,835
Franklin Small/Mid Capital Growth Fund	30,837,137
Janus Overseas Fund	16,647,805
Dodge and Cox Balanced Fund	24,323,363
American Express Trust Equity Index Fund I*	7,945,961
American Express Trust Long-Term Fund*	4,982,011
AXP Bond Fund*	6,308,706
American Express Trust Medium-Term Fund*	3,331,316
American Express Trust Short-Term Fund*	1,927,161
Columbia Small Cap Fund	2,173,881
Boston Partners Sm Cap Val II Instl	529,639
Loans to participants, 5.25% to 10.5%	4,274,291
Total investments	$217,317,014

*Party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan (Name of Plan)

By: ADC TELECOMMUNICATIONS, INC.

Date: June 26, 2003	By:	/s/ Robert E. Switz
		Name:	Robert E. Switz
		Title:	Executive Vice President and Chief Financial Officer